FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, January 29, 2004

Press Release

2003 Revenues: EUR 39.6 billion

Organic revenue growth(1) at Group level +6.1%

- Energy:	+7.3%
- Environment:	+3.7%

Stable revenue figures (-2.8%) despite the impact of disposals and foreign exchange fluctuations

Total Group revenues for 2003 were EUR 39.6 billion compared with EUR 40.8 billion in 2002. The greater part of 2003 revenues (90% of the total) were generated in Europe and North America, 80% of which from the European continent alone.

The satisfactory level of organic revenue growth within the new Group structure specified in the action plan, paved the way for a practically stable revenue figure (-2.8%), despite the impact of disposals and unfavorable exchange rate movements.

➢	Changes in Group structure (-EUR 2,806 million) mainly include disposals of Nalco (- EUR 2,819million)(2), Northumbrian (-EUR 798 million)(2) and Cespa (-EUR 134 million); these were partially offset by the full consolidation of Acea Electrabel S.p.A de Tirrenopower in Italy and of Polaniec in Poland (+EUR 723 million for the 3 entities)(2), as well as the consequences of deregulation in Belgium, linked in particular to the separation of transmission activities, Elia, the creation of Electrabel Customer Solutions, and the dissolution of the Electrabel-SPE partnership (together +EUR 503 million).

➢	Exchange rate fluctuations (-EUR 1,123 million): the main factors being the US dollar (-EUR 510 million), the Brazilian real (-EUR 195 million) and the sterling (-EUR 111 million).

➢	Changes in natural gas prices (+EUR 375 million).

Organic Group revenue was up +6.1%.

This growth derived both from Energy (+7.3%) and Environment (+3.7%) activities. Energy growth was exceptionally strong for EGI, thanks to the startup of five new power plants (+EUR 480 million) and the increase in LNG sales in the USA (+EUR 426 million). For EGE, growth was due mainly to improved production base and contract portfolio efficiencies (+EUR 250 million), and to natural gas and electricity sales outside Belgium (+EUR 267 million). The growth in Water sales in Europe contributed +EUR 312 million to growth in Environment.

(1)	For a comparable structural basis, excluding changes in Group structure and exchange rate fluctuations, excluding Puerto Rico, see Table, page 5. Including the Puerto Rico contract, whose cancellation was announced January 13, 2004, total organic revenue growth was 6.8%.

(2)	Changes in Group structure during the first half of 2003.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	December 31, 2003	December 31, 2002 (1)	Gross change	Organic growth (2)
Energy	26,634.6	24,242.3	9.9%	7.3%
Environment, excluding Nalco	12,309.7	13,078.3	-5.9%	3.7%
Total businesses	38,944.3	37,320.6	4.4%	6.1%
Others	677.5	644.2	5.2%	6.3%

Total Group, excl. Nalco	39,621.8	37,964.8	4.4%	6.1%

Nalco(3)		2,819.1

TOTAL GROUP	39,621.8	40,783.9	-2.8%	6.1%

(1)	Reported in 2002, after netting energy trading purchases and sales, EUR 5,306 million.
(2)	See page 5, Breakdown of growth on a comparable basis
(3)	Nalco was sold November 4, 2003. From January 1, 2003 until its date of sale, this company was accounted for under the equity method. For that reason, it no longer contributes to consolidated sales for 2003.

GROUP BUSINESS REVENUES TREND

■	ENERGY

The Energy business grew by 7.3% net, against 9.9% gross. The positive impact of changes in Group structure (+ EUR 1,026 million) and natural gas price increases (+ EUR 375 million) were partially offset by the unfavorable impact of foreign exchange fluctuations (-EUR 697 million).

(in EUR millions)	Dec. 31, 2003	Dec. 31, 2002 (1)	Gross change	Organic growth
Electricity & Gas Europe	12,747.3	10,934.5	16.6%	4.0%
Electricity & Gas International	4,490.8	3,732.4	20.3%	39.7%
Energy and Industrial Services	9,396.5	9,575.4	-1.9%	-0.1%
ENERGY	26,634.6	24,242.3	9.9%	7.3%

Revenues of Electricity & Gas Europe increased by +16.6% at December 31, 2003. On a comparable basis, revenues progressed by +EUR 426 million, for organic growth of +4,0%.

-	Electricity

•	In Belgium electricity volumes to captive and deregulated customers decreased slightly; the second half of 2003 was impacted by increased deregulation following the complete deregulation in Flanders.

•	Outside Belgium electricity sales grew by EUR 810 million of which EUR 147 million was organic. For the period, these sales represent 40% of all EGE electricity sales in volume terms, compared with 31% in 2002.

-	Natural Gas

•	Sales by Electrabel and Distrigas to natural gas distribution companies in Belgium have dropped slightly following market deregulation in Flanders in the second half of 2003.

•	Sales outside Belgium showed strong growth (EUR +120 million), following one-off sales contracts in Spain and new supply contracts in France.

-	Sales of electricity, natural gas and other kinds of fuel made in the context of inventory and contract portfolio optimization reached EUR 1,495 million, representing and increase of EUR +250 million, mainly related to natural gas sales.

Electricity & Gas International grew by +39.7% (or EUR +1,269 million), on a comparable structural, exchange rate and natural gas price basis.

The exceptional growth level (compared to +24.8 % during the first half of 2003) is mainly explained by the effect of new electricity power stations being put into service at the beginning of 2002 and, in 2003, by the continued emphasis on LNG business development.

Growth at the end of December 2003 came mainly from:

-	North America (+EUR 983 million), with

1)	growth in of Tractebel LNG North America sales (EUR +426 million), representing +68 % in volume, particularly after the doubling in vaporization capacity of the Everett terminal and the increase in transport capacity;

2)	the +EUR 332 million effect of 4 new power stations being put in production – Red Hills, Mississippi (440 MW); Ennis, Texas (350 MW); Monterrey, Mexico (245 MW); and Chehalis, Washington State (520 MW);

3)	commercial success in direct energy sales to industrial and service segment customers by Tractebel Energy Services Inc. in its start-up phase (TESI: +EUR 144 million); and

4)	for Trigen, the impact of a harsh winter, 2002-2003 (+EUR 30 million).

-	Asia, with the production start-up of the Bowin power station (740 MW) in Thailand (+EUR 148 million) since the end of January 2003

-	growing LNG business outside North America, (+EUR 132 million).

Latin America recorded more or less stable revenues (-EUR 30 million), despite the non-recurrence of the rationing that occurred in Brazil in 2002, offset mainly by price adjustments and the signature of new bilateral contracts with distributors and industry concluded in that country’s energy market deregulation.

Energy and Industrial Services business was stable (-0.1%, or -EUR 6 million), resulting from Service business growth (Elyo, with an organic growth of +4.2%) and from a slight weakening of the Installation business following the postponement of investment projects, particularly in the Netherlands and Belgium.

■	ENVIRONMENT

(in EUR millions)	Dec. 31, 2003	Dec.31, 2002	Gross Change	Organic growth
SELS Water Europe	3,776.3	4,360.9	-13.4%	9.2%
SELS Waste Europe	4,923.3	5,140.2	-4.2%	-0.2%
Degrémont	864.3	838.9	3.0%	3.1%
Others / International	2,577.8	2,598.5	-0.8%	3,2%
SELS	12,141.7	12,938.5	-6.2%	3.5%
OIS	168.0	139.8	20.2%	19.1%
ENVIRONMENT excl Nalco	12,309.7	13,078.3	-5.9%	3.7%

The Local Environment Services division achieved sales of EUR 12.1 billion, a decrease of 6.2%, negatively impacted by a change in structure (-EUR 1,011 million), primarily by the partial sale of Northumbrian, and the impact of exchange rate fluctuations (-EUR 425 million), offset by sustained organic growth. Activities in Europe and North America represent 86% of the total sales. Organic growth(1) stands at 3.5%, or +EUR 391 million. It is the result of:

-	Water Europe (up 9.2%, i.e. +EUR 312 million), mainly in France (+7.1%) thanks to a satisfactory commercial performance (new industrial contracts, riders covering lead regulations) and exceptional weather conditions during the summer;

-	Waste Services activities in France (organic growth of 3.3% resulting from an increase in rates combined with a favorable volume trend, and the cancellation of unprofitable contracts in certain European countries, in particular the UK and Germany;

-	International activity, particularly in Latin America, +EUR 56 million, coming in particular from a progression of activity in Chile and Brazil;

-	Degrémont revenues increased by 3.1%, a slowdown compared to the previous quarter, due to the start up of some major contracts in Fujairah and Gabal.

Ondeo Industrial Solutions recorded organic growth of 19.1% thanks to a number of significant contracts being signed during 2003. The impact of the change in structure arising from the Nalco disposal amounted to -EUR 2,819 million.

(1)	On a comparable basis, excluding Puerto Rico. Including the Puerto Rico contract, whose cancellation was made January 13, 2004, organic growth would have been 5.8%.

■	OTHER

The Communications Sector grew by 5.2% or EUR 33 million, driven by a good performance by M6, and an increase in sales at Noos. Organic growth for the Environment sector was 6.3%.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The geographic revenue breakdown was as follows:

In EUR millions	Dec 31, 2003	% contrib	Dec 31, 2002(1)	% contrib	Gross change
France	9,750.5	24.6%	9,542.3	23.4%	2.2%
Belgium	11,472.7	29.0%	10,514.5	25.8%	9.1%
Subtotal, France-Belgium	21,223.2	53.6%	20,056.8	49.2%	5.8%
Other European Union	9,005.5	22.7%	10,145.6	24.9%	-11.2%
Other European countries	1,377.6	3.5%	1,020.2	2.5%	35.0%
Subtotal Europe	31,606.3	79.8%	31,222.6	76.6%	1.2%
North America (2)	3,885.4	9.8%	4,659.9	11.4%	-16 6%
Subtotal Europe and North America	35,491.7	89.6%	35,882.5	88.0%	-1.1%
South America	1,702.1	4.3%	2,098.1	5.1%	-18.9%
Asia, Middle East and Oceania	1,866.8	4.7%	2,109.1	5.2%	-11.5%
Africa	561.1	1.4%	694.2	1.7%	-19.2%
TOTAL	39,621.8	100.0%	40,783.9	100.0%	-2.8%
(1)	Reported in 2002, after netting energy trading purchases and sales.
(2)	including Mexico.

The sustained growth in France and Belgium, which represents more than 50% of the Group’s total revenue, benefited from a progression throughout all areas of Group activity. The zone “Other European Countries” decreased due to the Northumbrian and Nalco disposals and despite the proportional consolidation of AceaTractebel and Tirrenopower. The considerable decline in North America, South America, Asia, the Middle East and Oceania was primarily due the Nalco disposal and the negative effect of local currency depreciation.

BREAKDOWN OF ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows:

	December 31, 2003	December 31, 2002	Organic growth
Reported revenues	39,621.8	46,089.8
Energy trading(1)		5,305.9

Reported revenues, excluding trading	39,621.8	40,783.9
Changes in Group structure(2)	-2,047.7	-4,853.0
Exchange rate fluctuations		-1,123.4
Changes in Group structure – Puerto Rico(3)	-449.4	-201.1

Natural gas prices		374.9

Comparable	37,124.7	34,981.3	6.1%

(1)	Revenues are now presented after offsetting energy trading purchases and sales. Therefore, amounts published December 31, 2002 have been restated. The contribution of energy trading which is strictly operational in nature, with the objective of optimizing both production facilities and the combustible fuels trading portfolio, is incorporated entirely in the revenue figure.
(2)	Respectively, 2003 revenues from companies consolidated for the first time, and 2002 revenues from companies removed from consolidation.
(3)	As a result of the January 13, 2004 announcement of Suez’ withdrawal from the Puerto Rico contract, the contract’s 2002 and 2003 contributions are now excluded from the comparison. If the Puerto Rico contract were included, the organic growth figure would be 6.8%.

QUARTERLY REVENUE BREAKDOWN

(in EUR millions)	1st qtr	2nd qtr	3rd qtr	4th qtr	Cumulative
2002	10,214.9	9,612.2	9,413.6	11,543.2	40,783.9
2003 excl.Nalco(1)	10,136.6	9,316.3	9,221.2	10,947.7	39,621.8

Change in %	-0.8%	-3.1%	-2.0%	-5.2%	-2.8%

(1)	Revenues published during the first 3 quarters of 2003 integrated Nalco’s contribution and amounted to EUR 10,757 million, EUR 9,928 million and EUR 9,855 million respectively

SUEZ,(www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy – electricity and gas – and the Environment – water and waste services. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives, such as debt reimbursement maturities, operational profitability resulting in cost reductions level of investments and the impact of the Action Plan and the results. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

For France:
Press contacts:	Financial analyst contact:
Anne Liontas: +331 4006 6654	Arnaud Erbin: +331 4006 6489
Antoine Lenoir: +331 4006 6650	Eléonore de Larboust: +331 4006 1753
Bertrand Haas : +331 4006 6609
For Belgium:
Guy Dellicour: +322 507 02 77

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 29, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary